UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras financial performance in 1Q24

Main highlights:

  Consistent results: adjusted EBITDA of R$ 60.0 billion, Operating Cash Flow (FCO) of R$ 46.5 billion and Net profit of R$ 23.7 billion.
  Financial debt at US$ 27.7 billion, the lowest level since 2010. Gross debt is under control at US$61.8 billion, within the range established in our Strategic Plan.
  Return to society with payment of R$ 68.2 billion in taxes.
  In line with our commitment to distributing the results generated and the company's financial sustainability, shareholder remuneration for 1Q24 totaled R$14.60 billion, including R$1.15 billion in share buybacks and R$ 13.45 billion in dividends and interest on capital.
  Production milestone in Búzios: cumulative production of 1 billion barrels of oil, with five platforms: P-74, P-75, P-76, P-77, and Almirante Barroso.
  High utilization of the refining facilities with value generation: utilization factor reached 92% with a yield of 67% for diesel, jet fuel, and gasoline.
  Expansion of the offer of more sustainable products: start of marketing of R5 diesel with renewable content and establishment of a partnership for the sale of CAP Pro W asphalt.
  Acquisition of I-RECs (Renewable Energy Certificates): certifies that all the electricity acquired by Petrobras for the development of its activities has been generated by renewable sources (neutrality of scope 2 emissions in 2023)

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q24 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and revised by independent auditors.

2

Main items

Table 1 - Main items*

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	117,721	134,258	139,068	(12.3)	(15.4)
Gross profit	60,701	72,626	73,311	(16.4)	(17.2)
Operating expenses	(16,217)	(32,655)	(13,295)	(50.3)	22.0
Consolidated net income (loss) attributable to the shareholders of Petrobras	23,700	31,043	38,156	(23.7)	(37.9)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	23,873	40,986	38,419	(41.8)	(37.9)
Net cash provided by operating activities	46,481	57,658	53,759	(19.4)	(13.5)
Free cash flow	32,428	39,854	41,126	(18.6)	(21.1)
Adjusted EBITDA	60,044	66,852	72,497	(10.2)	(17.2)
Recurring adjusted EBITDA*	61,523	74,265	75,613	(17.2)	(18.6)
Gross debt (US$ million)	61,838	62,600	53,349	(1.2)	15.9
Net debt (US$ million)	43,646	44,698	37,588	(2.4)	16.1
Net debt/LTM Adjusted EBITDA ratio **	0.86	0.85	0.58	1.2	48.3
Average commercial selling rate for U.S. dollar	4.95	4.95	5.19	−	(4.6)
Brent crude (US$/bbl)	83.24	84.05	81.27	(1.0)	2.4
Domestic basic oil by-products price (R$/bbl)	476.14	516.70	568.99	(7.8)	(16.3)
TRI (total recordable injuries per million men-hour frequency rate)	0.61	0.80	0.77	(23.8)	(20.8)
ROCE (Return on Capital Employed)	10.4%	11.2%	15.7%	-0,8 p.p.	-5,3 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Diesel	35,051	43,042	43,150	(18.6)	(18.8)
Gasoline	15,868	16,970	19,189	(6.5)	(17.3)
Liquefied petroleum gas (LPG)	3,756	3,882	4,829	(3.2)	(22.2)
Jet fuel	5,865	6,626	7,302	(11.5)	(19.7)
Naphtha	2,118	2,376	2,485	(10.9)	(14.8)
Fuel oil (including bunker fuel)	1,702	1,607	1,486	5.9	14.5
Other oil products	5,047	5,271	5,633	(4.2)	(10.4)
Subtotal oil products	69,407	79,774	84,074	(13.0)	(17.4)
Natural gas	6,546	6,561	7,927	(0.2)	(17.4)
Crude oil	6,088	7,311	7,016	(16.7)	(13.2)
Renewables and nitrogen products	156	159	109	(1.9)	43.1
Revenues from non-exercised rights	692	1,066	1,142	(35.1)	(39.4)
Electricity	631	1,157	570	(45.5)	10.7
Services, agency and others	1,223	1,298	1,267	(5.8)	(3.5)
Total domestic market	84,743	97,326	102,105	(12.9)	(17.0)
Exports	31,690	35,952	35,014	(11.9)	(9.5)
Crude oil	24,318	25,773	28,809	(5.6)	(15.6)
Fuel oil (including bunker fuel)	6,554	6,813	5,372	(3.8)	22.0
Other oil products and other products	818	3,366	833	(75.7)	(1.8)
Sales abroad (*)	1,288	980	1,949	31.4	(33.9)
Total foreign market	32,978	36,932	36,963	(10.7)	(10.8)
Total	117,721	134,258	139,068	(12.3)	(15.4)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 1Q24, net revenue fell 12% compared to 4Q23, mainly influenced by lower revenue from diesel sales in the domestic market and exports.

The reduction in revenue from oil products in the domestic market was mainly due to lower prices, the seasonality of consumption, the increase in the biodiesel content in the diesel blend and the loss of competitiveness of gasoline to hydrated ethanol.

The lower revenue from the sale of oil on the domestic market resulted from lower sales volumes for Acelen, alongside lower prices.

In 1Q24, there was a drop in export revenues, with lower volume of gasoline exports and lower prices for oil exports. This reduction is mainly attributed to the devaluation of international prices when exports were carried out, to gasoline quality change operations in 4Q23 and maintenance stoppages in the quarter.

* Managerial information (non-revised).

4

Cost of goods sold *

Table 3 – Cost of goods sold

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Acquisitions	(17,388)	(20,019)	(25,381)	(13.1)	(31.5)
Crude oil imports	(9,321)	(11,525)	(13,860)	(19.1)	(32.7)
Oil products imports	(5,324)	(5,946)	(9,413)	(10.5)	(43.4)
Natural gas imports	(2,743)	(2,548)	(2,108)	7.7	30.1
Production	(37,489)	(39,397)	(37,166)	(4.8)	0.9
Crude oil	(31,719)	(32,504)	(32,464)	(2.4)	(2.3)
Production taxes	(13,235)	(16,525)	(14,078)	(19.9)	(6.0)
Other costs	(18,484)	(15,979)	(18,386)	15.7	0.5
Oil products	(3,470)	(4,118)	(2,283)	(15.7)	52.0
Natural gas	(2,300)	(2,775)	(2,419)	(17.1)	(4.9)
Production taxes	(619)	(599)	(477)	3.3	29.8
Other costs	(1,681)	(2,176)	(1,942)	(22.7)	(13.4)
Services, electricity, operations abroad and others	(2,143)	(2,216)	(3,210)	(3.3)	(33.2)
Total	(57,020)	(61,632)	(65,757)	(7.5)	(13.3)

In 1Q24, lower sales volume was the predominant factor for the reduction in costs of goods sold. There were also lower costs with imports, mainly of oil, and a reduction in the costs of government take in oil production, following the devaluation of prices in the formation of stocks.

Operating expenses

Table 4 – Operating expenses

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Selling, General and Administrative Expenses	(8,822)	(8,832)	(8,199)	(0.1)	7.6
Selling expenses	(6,606)	(6,583)	(6,344)	0.3	4.1
Materials, third-party services, freight, rent and other related costs	(5,549)	(5,678)	(5,329)	(2.3)	4.1
Depreciation, depletion and amortization	(855)	(709)	(777)	20.6	10.0
Allowance for expected credit losses	(51)	(38)	(107)	34.2	(52.3)
Employee compensation	(151)	(158)	(131)	(4.4)	15.3
General and administrative expenses	(2,216)	(2,249)	(1,855)	(1.5)	19.5
Employee compensation	(1,447)	(1,431)	(1,189)	1.1	21.7
Materials, third-party services, rent and other related costs	(594)	(639)	(529)	(7.0)	12.3
Depreciation, depletion and amortization	(175)	(179)	(137)	(2.2)	27.7
Exploration costs	(670)	(766)	(817)	(12.5)	(18.0)
Research and Development	(908)	(1,061)	(800)	(14.4)	13.5
Other taxes	(695)	(1,216)	(1,039)	(42.8)	(33.1)
Impairment of assets	45	(10,763)	(16)	−	−
Other income and expenses, net	(5,167)	(10,017)	(2,424)	(48.4)	113.2
Total	(16,217)	(32,655)	(13,295)	(50.3)	22.0

In 1Q24, operating expenses reduced 50% compared to 4Q23, mainly reflecting lower impairment expenses and the result from the abandonment of areas that occurred in 4Q23.

Adjusted EBITDA

In 1Q24, Adjusted EBITDA reached R$ 60.0 billion, 10% lower compared to 4Q23, influenced by lower sales volumes of oil and oil products and the reduction in the price of oil and diesel margins. These effects were partially offset by lower operating expenses, especially the result from the abandonment of areas that occurred in 4Q23.

5

Financial results

Table 5 – Financial results

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Finance income	2,736	2,915	2,419	(6.1)	13.1
Income from investments and marketable securities (Government Bonds)	2,140	2,207	1,732	(3.0)	23.6
Other finance income	596	708	687	(15.8)	(13.2)
Finance expenses	(5,310)	(5,180)	(4,387)	2.5	21.0
Interest on finance debt	(2,744)	(2,724)	(2,812)	0.7	(2.4)
Unwinding of discount on lease liability	(2,708)	(2,633)	(1,862)	2.8	45.4
Discount and premium on repurchase of debt securities	−	(11)	−	−	−
Capitalized borrowing costs	1,861	1,799	1,408	3.4	32.2
Unwinding of discount on the provision for decommissioning costs	(1,347)	(1,042)	(1,099)	29.3	22.6
Other finance expenses	(372)	(569)	(22)	(34.6)	1590.9
Foreign exchange gains (losses) and indexation charges	(7,005)	3,633	(1,232)	−	468.6
Foreign exchange gains (losses)	(4,343)	4,272	4,170	−	−
Reclassification of hedge accounting to the Statement of Income	(3,452)	(3,826)	(5,992)	(9.8)	(42.4)
Inflation indexation of anticipated dividends and dividends payable (*)	(346)	639	(164)	−	111.0
Legal agreement with Eletrobras - compulsory loans	−	1,156	−	−	−
Recoverable taxes inflation indexation income	245	447	335	(45.2)	(26.9)
Other foreign exchange gains (losses) and indexation charges, net	891	945	419	(5.7)	112.6
Total	(9,579)	1,368	(3,200)	−	199.3
(*) In 2023, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of R$ 1,063 (R$ 6,782 in 2022), and to the expense on the indexation charges on dividends payable, in the amount of R$ 2,569 (R$ 1,431 in 2022).

In 1Q24, the financial result was negative at R$ 9.6 billion, compared to a positive result of R$ 1.4 billion in 4Q23. This financial result was primarily impacted by the loss from the FX variation of the BRL against the USD, which depreciated by 3.2% in 1Q24 (from R$ 4.84/US$ on 12/31/23 to R$ 5.00/US$ on 03/31/24), and by the absence of revenue from monetary restatement related to the legal agreement with Eletrobras in 4Q23.

Net profit (loss) attributable to Petrobras shareholders

In 1Q24, net profit was R$ 23.7 billion, compared to R$ 31.0 billion in 4Q23. This result is mainly attributed to lower sales volumes and a decrease in oil price and diesel margins. Additionally, the result was impacted by worse financial results due to the depreciation of the Brazilian Real against the US Dollar. These effects were partially offset by the reduction in operating expenses and income tax.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 1Q24, we did not have a relevant impact from non-recurring items. Disregarding Excluding such items, net profit would remain at the same level of R$ 23.9 billion. Meanwhile, Adjusted EBITDA suffered a negative impact of R$ 1.5 billion, mainly due to losses from contingencies. Excluding this effect, Adjusted EBITDA would have reached R$ 61.5 billion.

6

Special items

Table 6 – Special items

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Net income	23,810	31,163	38,307	(23.6)	(37.8)
Non-recurring items	(306)	(15,037)	(403)	(98.0)	(24.1)
Non-recurring items that do not affect Adjusted EBITDA	1,173	(7,624)	2,713	−	(56.8)
Impairment of assets and investments	130	(10,817)	(8)	−	−
Gains and losses on disposal / write-offs of assets	806	700	2,577	15.1	(68.7)
Results from co-participation agreements in bid areas	237	1,163	144	(79.6)	64.6
Discount and premium on repurchase of debt securities	−	174	−	−	−
Legal agreement with Eletrobras - compulsory loans	−	1,156	−	−	−
Other non-recurring items	(1,479)	(7,413)	(3,116)	(80.0)	(52.5)
Voluntary Separation Plan	(9)	12	17	−	−
Collective bargaining agreement	(10)	(1,031)	−	(99.0)	−
Amounts recovered from Lava Jato investigation	26	50	463	(48.0)	(94.4)
Gains / (losses) on decommissioning of returned/abandoned areas	(38)	(5,776)	(3)	(99.3)	1166.7
Gains / (losses) related to legal proceedings	(1,398)	(613)	(1,319)	128.1	6.0
Equalization of expenses - Production Individualization Agreements	(50)	(55)	(91)	(9.1)	(45.1)
Compensation for the termination of a vessel charter agreement	−	−	(1,654)	−	−
Export tax on crude oil	−	−	(529)	−	−
Net effect of non-recurring items on IR / CSLL	133	5,094	140	(97.4)	(5.0)
Recurring net income	23,983	41,106	38,570	(41.7)	(37.8)
Shareholders of Petrobras	23,873	40,986	38,419	(41.8)	(37.9)
Non-controlling interests	110	120	151	(8.3)	(27.2)
Adjusted EBITDA	60,044	66,852	72,497	(10.2)	(17.2)
Non-recurring items	(1,479)	(7,413)	(3,116)	(80.0)	(52.5)
Recurring Adjusted EBITDA	61,523	74,265	75,613	(17.2)	(18.6)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Table 7 - Capex

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Exploration and Production	2,472	2,752	2,040	(10.2)	21.2
Refining, Transportation and Marketing	362	530	342	(31.7)	5.7
Gas and Low Carbon Energies	108	134	33	(19.7)	227.2
Others	101	142	67	(28.7)	51.1
Subtotal	3,043	3,558	2,482	(14.5)	22.6
Signature bonus	−	−	−	−	−
Total	3,043	3,558	2,482	(14.5)	22.6

In 1Q24, capex totaled US$ 3.0 billion.

In the Exploration and Production segment, capex totaled US$ 2.5 billion, 21% higher than in 1Q23, due to increased investments in the development of major projects that will sustain the production curve over the next few years. In 1Q24, Capex was 10% lower than in 4Q23, mainly due to the postponement of subsea activities and of milestone payments for owned production units. Investments in 1Q24 were mainly concentrated in: (i) the Santos Basin pre-salt (US$ 1.3 billion), with the Búzios and Mero fields standing out; (ii) the Campos Basin pre- and post-salt projects (US$ 0.6 billion), with the Jubarte, Marlim and Raia Manta and Pintada fields standing out; and (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.36 billion, with emphasis on scheduled refinery stoppages and REPLAN's new HDT. In the Gas and Low Carbon Energy segment, capex totaled US$ 0.10 billion in 1Q24, with the highlight being the Route 3 natural gas processing unit.

8

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.33	0.9	38.6%	Project in phase of execution with production system in transit to Brazil. 11 wells drilled and 10 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.62	1.9	100%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.59	2.1	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 5 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.51	4.8	88.99%	Project in phase of execution with production system under construction. 5 wells drilled and 3 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.08	1.3	38.6%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.25	5.1	88.99%	Project in phase of execution with production system under construction. 8 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.59	5.4	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.53	6.1	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.32	5.5	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.38	2,7 ³	30%	Project in phase of execution.

[1] Total investment with the Strategic Plan 2024-28 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

9

Liquidity and capital resources1

Table 9 - Liquidity and capital resources

R$ million	1Q24	4Q23	1Q23
Adjusted cash and cash equivalents at the beginning of period	86,670	86,493	64,092
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period *	(25,057)	(25,851)	(22,369)
Cash and cash equivalents at the beginning of period	61,613	60,642	41,723
Net cash provided by operating activities	46,481	57,658	53,759
Net cash (used in) provided by investing activities	(16,440)	(15,977)	(5,738)
Acquisition of PP&E and intangible assets	(14,049)	(17,794)	(12,592)
Acquisition of equity interests	(4)	(10)	(41)
Proceeds from disposal of assets - Divestment	2,801	207	9,646
Financial compensation from co-participation agreements	1,951	−	2,032
Divestment (investment) in marketable securities	(7,260)	1,556	(4,838)
Dividends received	121	64	55
(=) Net cash provided by operating and investing activities	30,041	41,681	48,021
Net cash used in financing activities	(35,582)	(38,928)	(36,261)
Changes in non-controlling interest	463	502	(392)
Net financings	(7,930)	(6,172)	(6,595)
Proceeds from finance debt	8	4,459	263
Repayments	(7,938)	(10,631)	(6,858)
Repayment of lease liability	(9,504)	(8,861)	(7,223)
Dividends paid to shareholders of Petrobras	(17,182)	(21,724)	(21,803)
Share repurchase program	(1,147)	(2,669)	−
Dividends paid to non-controlling interests	(282)	(4)	(248)
Effect of exchange rate changes on cash and cash equivalents	1,617	(1,782)	(1,206)
Cash and cash equivalents at the end of period	57,689	61,613	52,277
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period *	33,201	25,057	27,791
Adjusted cash and cash equivalents at the end of period	90,890	86,670	80,068
Reconciliation of Free Cash Flow
Net cash provided by operating activities	46,481	57,658	53,759
Acquisition of PP&E and intangible assets	(14,049)	(17,794)	(12,592)
Acquisition of equity interests	(4)	(10)	(41)
Free cash flow**	32,428	39,854	41,126

As of March 31, 2024, cash and cash equivalents totaled R$ 57.7 billion and adjusted cash and cash equivalents totaled R$ 90.9 billion.

In 1Q24, cash generated from operating activities reached R$ 46.5 billion and positive free cash flow totaled R$ 32.4 billion. This level of cash generation was used to: (a) shareholders remuneration (R$ 17.1 billion), (b) investments (R$ 14.0 billion), (c) lease liabilities amortization (R$ 9.5 billion), and (d) principal and interest due in the period amortization (R$ 7.9 billion).

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

10

Debt indicators

As of 03/31/2024, gross debt reached US$ 61.8 billion, a decrease of 1.2% compared to 12/31/2023.

Average maturity went from 11.38 years on 12/31/2023 to 11.30 years on 03/31/2024 and its average cost varied from 6.4% p.a. to 6.5% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.22x on 03/31/2024 compared to 1.19x on 12/31/2023.

On 03/31/2024, net debt reached US$43.6 billion, a decrease of 2.4% compared to 12/31/2023.

Table 10 – Debt indicators

US$ million	03.31.2024	12.31.2023	Δ %	03.31.2023
Financial Debt	27,738	28,801	(3.7)	29,836
Capital Markets	16,719	17,514	(4.5)	17,011
Banking Market	8,502	8,565	(0.7)	9,741
Development banks	664	698	(4.9)	720
Export Credit Agencies	1,705	1,870	(8.8)	2,201
Others	148	154	(3.9)	163
Finance leases	34,100	33,799	0.9	23,513
Gross debt	61,838	62,600	(1.2)	53,349
Adjusted cash and cash equivalents	18,192	17,902	1.6	15,761
Net debt	43,646	44,698	(2.4)	37,588
Net Debt/(Net Debt + Market Cap) - Leverage	31%	30%	3.3	37%
Average interest rate (% p.a.)	6.5	6.4	1.6	6.5
Weighted average maturity of outstanding debt (years)	11.30	11.38	(0.7)	12.02
Net debt/LTM Adjusted EBITDA ratio	0.86	0.85	1.2	0.58
Gross debt/LTM Adjusted EBITDA ratio	1.22	1.19	2.4	0.82
R$ million
Financial Debt	138,587	139,431	(0.6)	151,575
Finance Lease	170,368	163,631	4.1	119,456
Adjusted cash and cash equivalents	90,890	86,670	4.9	80,068
Net Debt	218,065	216,392	0.8	190,963

11

Results by segment

Exploration and Production

Table 11 – E&P results

				Variation (%)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	79,644	91,760	81,722	(13.2)	(2.5)
Gross profit	46,884	54,160	48,579	(13.4)	(3.5)
Operating expenses	(3,117)	(18,550)	(638)	(83.2)	388.6
Operating income	43,767	35,610	47,941	22.9	(8.7)
Net income (loss) attributable to the shareholders of Petrobras	28,975	23,638	31,742	22.6	(8.7)
Adjusted EBITDA of the segment	55,396	57,533	56,592	(3.7)	(2.1)
EBITDA margin of the segment (%)*	70	63	69	7	−
ROCE (Return on Capital Employed) (%)*	14.3	14.5	18.5	(0.2)	(4.2)
Average Brent crude (US$/bbl)	83.24	84.05	81.27	(1.0)	2.4
Production taxes Brazil	14,765	16,140	14,461	(8.5)	2.1
Royalties	9,268	9,628	8,362	(3.7)	10.8
Special participation	5,451	6,466	6,037	(15.7)	(9.7)
Retention of areas	46	46	62	−	(25.8)
Lifting cost Brazil (US$/boe)	6.04	5.52	5.51	9.4	9.7
Pre-salt	3.99	3.78	3.71	5.5	7.5
Deep and ultra-deep post-salt	15.18	12.12	11.45	25.2	32.6
Onshore and shallow waters	16.35	16.15	14.70	1.3	11.2
Lifting cost + Leases	8.42	7.79	7.27	8.0	15.8
Pre-salt	6.28	6.13	5.61	2.4	11.9
Deep and ultra-deep post-salt	18.47	14.37	12.94	28.5	42.7
Onshore and shallow waters	16.35	16.15	14.70	1.3	11.2
Lifting cost + Production taxes	20.05	19.78	19.19	1.3	4.5
Lifting cost + Production taxes + Leases	22.43	22.05	20.95	1.7	7.0
(*) EBITDA margin and ROCE variations in percentage points.

In 1Q24, E&P gross profit was R$ 46.9 billion, a 13% reduction compared to 4Q23, when the result was R$ 54.2 billion. This reduction was mainly due to lower production in the period and lower Brent prices, partially offset by lower government take.

Operating profit in 1Q24 was R$ 43.8 billion, 23% higher than in 4Q23. This increase is due to higher impairment losses and abandonment provisions, both recorded in the previous quarter.

Regarding government take, there was a reduction in the quarterly comparison (1Q24 vs. 4Q23), explained by the drop in production and the lower price of Brent.

The lifting cost for 1Q24, excluding government take and leasing, was US$ 6.04/boe, representing an increase of 9% compared to the last quarter (US$ 5.52/boe). This increase was mainly influenced by production losses in this period, generated by production stoppages and planned maintenance in the Campos Basin and Santos Basin, as well as the natural decline of mature fields. In addition, there was an increase in costs due to the intensification of subsea inspection and maintenance activities in the Campos Basin and Santos Basin.

In the pre-salt, there was a 6% increase in lifting costs, due to the higher volume of production stoppages and planned maintenance in the period, mainly in the Tupi, Sépia and Sapinhoá fields in the Santos Basin, associated with higher spending on subsea inspections in the Santos Basin.

In the post-salt, there was a 25% increase in lifting costs, due to production stoppages and planned maintenance in the period, mainly in the Marlim Sul, Roncador and Barracuda/Caratinga fields in the Campos Basin, associated with higher spending on subsea inspections in the Campos Basin.

12

In onshore and shallow water assets, there was a 1% increase in lifting costs, mainly due to the effect of production, due to the higher volume of downtime losses. This effect was mitigated by the reduction in maintenance costs in the quarter.

13

Refining, Transportation and Marketing

Table 12 - RTM results

				Variation (%) (*)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	109,905	125,208	129,052	(12.2)	(14.8)
Gross profit (loss)	10,934	10,777	15,449	1.5	(29.2)
Operating expenses	(4,143)	(4,773)	(6,141)	(13.2)	(32.5)
Operating Income	6,791	6,004	9,308	13.1	(27.0)
Net income (loss) attributable to the shareholders of Petrobras	3,837	3,531	6,209	8.7	(38.2)
Adjusted EBITDA of the segment	9,875	9,730	12,351	1.5	(20.0)
EBITDA margin of the segment (%)	9	8	10	1	(1)
ROCE (Return on Capital Employed) (%)	5.1	5.6	11.7	(0.5)	(6.6)
Refining cost (US$/barrel) - Brazil	2.63	2.75	2.12	(4.4)	24.1
Refining cost (R$/barrel) - Brazil	13.05	13.52	11.06	(3.5)	18.0
Domestic basic oil by-products price (R$/bbl)	476.14	516.70	568.99	(7.8)	(16.3)
(*) EBITDA margin and ROCE variations in percentage points.

In 1Q24, the gross profit was 1.5% higher than in 4Q23, mainly due to the effect of inventory turnover: in 1Q24 there was a positive variation in Brent, while in 4Q23 there was a negative variation in Brent. The estimated effect in 1Q24 was a positive R$ 2.2 billion compared to a negative R$ 1 billion in 4Q23. Excluding this effect, gross profit would have been US$ 1.6 billion in 1Q24 against R$ 11.8 billion in 4Q23.

There was a lower volume of sales of oil products on the domestic market, mainly diesel, due to the seasonality of consumption and the increase in biodiesel content, and gasoline, due to the seasonality of consumption and the higher competitiveness of ethanol between quarters. There was also a higher volume of oil exports as a result of less processing.

In 1Q24, operating profit was higher than in 4Q23, reflecting higher gross profit and lower operating expenses, mainly impairment in 4Q23.

In 1Q24, the unit cost of refining in R$/barrel was 3.5% lower than in 4Q23 due to lower absolute costs, and the highlights were the reductions in materials and services related to maintenance and upkeep, and lower personnel expenses in 1Q24. Throughput was lower in 1Q24 compared to 4Q23, in a period of lower seasonal demand and scheduled maintenance stoppages.

14

Gas and Low Carbon Energies

Table 13 – G&LCE results

				Variation (%) (*)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	11,989	14,139	14,823	(15.2)	(19.1)
Gross profit	6,151	7,093	7,202	(13.3)	(14.6)
Operating expenses	(4,406)	(4,623)	(4,051)	(4.7)	8.8
Operating income	1,745	2,470	3,151	(29.4)	(44.6)
Net income (loss) attributable to the shareholders of Petrobras	1,191	1,523	2,010	(21.8)	(40.7)
Adjusted EBITDA of the segment	2,405	3,532	3,833	(31.9)	(37.3)
EBITDA margin of the segment (%)	20	25	26	(5)	(6)
ROCE (Return on Capital Employed) (%)	9.0	10.4	10.7	(1.4)	(1.7)
Natural gas sales price - Brazil (US$/bbl)	67.88	62.60	73.27	8.4	(7.4)
Natural gas sales price - Brazil (US$/MMBtu)	11.45	10.56	12.35	8.4	(7.3)
Fixed revenues from power auctions (**)	318	441	424	(27.9)	(25.0)
Average price of electricity (R$/MWh)	311.10	329.21	60.64	(5.5)	413.0
(*) EBITDA margin and ROCE variations in percentage points.
(**) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

Gross profit in 1Q24 was 13% lower than in 4Q23, mainly due to inter-segment revenues with annual commitments in December 2023, as well as lower natural gas sales volumes and the ending of energy contracts during 1Q24.

Operating profit in 1Q24 was 29% lower than in 4Q23, impacted mainly by lower gross profit, which was partially offset by lower operating expenses with impairment.

15

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
R$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Net income	23,810	31,163	38,307	(23.6)	(37.8)
Net finance (expense) income	9,579	(1,368)	3,200	−	199.3
Income taxes	10,638	9,833	18,690	8.2	(43.1)
Depreciation, depletion and amortization	16,648	17,981	15,186	(7.4)	9.6
EBITDA	60,675	57,609	75,383	5.3	(19.5)
Results in equity-accounted investments	457	343	(181)	33.2	−
Impairment of assets (reversals)	(45)	10,763	16	−	−
Results from co-participation agreements in bid areas	(237)	(1,163)	(144)	(79.6)	(90.8)
Results on disposal/write-offs of assets	(806)	(700)	(2,577)	15.1	−
Adjusted EBITDA	60,044	66,852	72,497	(10.2)	(58.6)

Adjusted EBITDA margin (%)	51	50	52	1.0	(53.3)
(*) EBITDA Margin variations in percentage points.

16

Financial statements

Table 15 - Income statement - Consolidated

R$ million	1Q24	4Q23	1Q23
Sales revenues	117,721	134,258	139,068
Cost of sales	(57,020)	(61,632)	(65,757)
Gross profit	60,701	72,626	73,311
Selling expenses	(6,606)	(6,583)	(6,344)
General and administrative expenses	(2,216)	(2,249)	(1,855)
Exploration costs	(670)	(766)	(817)
Research and development expenses	(908)	(1,061)	(800)
Other taxes	(695)	(1,216)	(1,039)
Impairment (losses) reversals, net	45	(10,763)	(16)
Other income and expenses, net	(5,167)	(10,017)	(2,424)
	(16,217)	(32,655)	(13,295)
Operating income	44,484	39,971	60,016
Finance income	2,736	2,915	2,419
Finance expenses	(5,310)	(5,180)	(4,387)
Foreign exchange gains (losses) and inflation indexation charges	(7,005)	3,633	(1,232)
Net finance income (expense)	(9,579)	1,368	(3,200)
Results of equity-accounted investments	(457)	(343)	181
Income before income taxes	34,448	40,996	56,997
Income taxes	(10,638)	(9,833)	(18,690)
Net Income	23,810	31,163	38,307
Net income attributable to:
Shareholders of Petrobras	23,700	31,043	38,156
Non-controlling interests	110	120	151

17

Table 16 - Statement of financial position – Consolidated

ASSETS - R$ million	03.31.2024	12.31.2023
Current assets	165,964	157,079
Cash and cash equivalents	57,689	61,613
Marketable securities	24,072	13,650
Trade and other receivables, net	25,184	29,702
Inventories	40,849	37,184
Recoverable taxes	7,701	5,703
Assets classified as held for sale	1,672	1,624
Other current assets	8,797	7,603
Non-current assets	901,328	893,809
Long-term receivables	129,858	129,735
Trade and other receivables, net	7,302	8,942
Marketable securities	9,394	11,661
Judicial deposits	74,049	71,390
Deferred taxes	5,829	4,672
Other tax assets	22,067	21,861
Other non-current assets	11,217	11,209
Investments	6,168	6,574
Property, plant and equipment	750,483	742,774
Intangible assets	14,819	14,726
Total assets	1,067,292	1,050,888

LIABILITIES - R$ million	03.31.2024	12.31.2023
Current liabilities	153,876	163,928
Trade payables	25,801	23,302
Finance debt	24,552	20,923
Lease liability	37,246	34,858
Taxes payable	24,786	26,463
Dividends payable	99	17,134
Provision for decommissioning costs	10,261	9,837
Short-term employee benefits	13,970	14,194
Liabilities related to assets classified as held for sale	2,613	2,621
Other current liabilities	14,548	14,596
Non-current liabilities	503,494	504,620
Finance debt	114,035	118,508
Lease liability	133,122	128,773
Income taxes payable	1,396	1,446
Deferred taxes	50,160	52,820
Employee benefits	76,494	75,421
Provision for legal and administrative proceedings	16,834	16,000
Provision for decommissioning costs	101,811	102,493
Other non-current liabilities	9,642	9,159
Shareholders' equity	409,922	382,340
Attributable to the shareholders of Petrobras	407,636	380,441
Share capital (net of share issuance costs)	205,432	205,432
Capital reserve and capital transactions	(1,685)	(538)
Profit reserves	182,873	159,171
Accumulated other comprehensive deficit	21,016	16,376
Attributable to non-controlling interests	2,286	1,899
Total liabilities and shareholders´ equity	1,067,292	1,050,888

18

Table 17 - Statement of cash flow – Consolidated

R$ million	1Q24	4Q23	1Q23
Cash flows from operating activities
Net income for the period	23,810	31,163	38,307
Adjustments for:
Pension and medical benefits - actuarial losses	2,145	1,925	1,924
Results of equity-accounted investments	457	343	(181)
Depreciation, depletion and amortization	16,648	17,981	15,186
Impairment of assets (reversals)	(45)	10,763	16
Inventory write down (write-back) to net realizable value	(216)	(14)	(44)
Allowance for credit loss on trade and other receivables	151	(42)	125
Exploratory expenditure write-offs	248	56	165
Gain on disposal/write-offs of assets	(806)	(700)	(2,577)
Foreign exchange, indexation and finance charges	9,561	(1,450)	3,377
Income taxes	10,638	9,833	18,690
Revision and unwinding of discount on the provision for decommissioning costs	1,385	6,818	1,102
Results from co-participation agreements in bid areas	(237)	(1,163)	(144)
Early termination and cash outflows revision of lease agreements	(342)	(264)	(868)
Losses with legal, administrative and arbitration proceedings, net	1,398	613	1,319
Decrease (Increase) in assets
Trade and other receivables	2,913	(2,366)	2,146
Inventories	(3,115)	2,060	5,127
Judicial deposits	(1,424)	(3,138)	(2,093)
Other assets	183	754	570
Increase (Decrease) in liabilities
Trade payables	2,025	309	(2,467)
Other taxes payable	(2,530)	(229)	(1,129)
Pension and medical benefits	(1,006)	(1,212)	(925)
Provisions for legal proceedings	(389)	(1,105)	(444)
Other employee benefits	(292)	959	181
Provision for decommissioning costs	(1,304)	(1,511)	(855)
Other liabilities	(395)	(968)	(514)
Income taxes paid	(12,980)	(11,757)	(22,235)
Net cash provided by operating activities	46,481	57,658	53,759
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(14,049)	(17,794)	(12,592)
Acquisition of equity interests	(4)	(10)	(41)
Proceeds from disposal of assets - Divestment	2,801	207	9,646
Financial compensation from co-participation agreements	1,951	−	2,032
Investment in marketable securities	(7,260)	1,556	(4,838)
Dividends received	121	64	55
Net cash (used in) provided by investing activities	(16,440)	(15,977)	(5,738)
Cash flows from financing activities
Changes in non-controlling interest	463	502	(392)
Financing and loans, net:
Proceeds from finance debt	8	4,459	263
Repayment of principal - finance debt	(5,006)	(8,613)	(3,894)
Repayment of interest - finance debt	(2,932)	(2,018)	(2,964)
Repayment of lease liability	(9,504)	(8,861)	(7,223)
Dividends paid to Shareholders of Petrobras	(17,182)	(21,724)	(21,803)
Share repurchase program	(1,147)	(2,669)	−
Dividends paid to non-controlling interests	(282)	(4)	(248)
Net cash used in financing activities	(35,582)	(38,928)	(36,261)
Effect of exchange rate changes on cash and cash equivalents	1,617	(1,782)	(1,206)
Net change in cash and cash equivalents	(3,924)	971	10,554
Cash and cash equivalents at the beginning of the period	61,613	60,642	41,723
Cash and cash equivalents at the end of the period	57,689	61,613	52,277

19

Financial information by business areas

Table 18 - Consolidated income by segment – 1Q24

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	79,644	109,905	11,989	379	(84,196)	117,721
Intersegments	79,124	1,499	3,564	9	(84,196)	−
Third parties	520	108,406	8,425	370	−	117,721
Cost of sales	(32,760)	(98,971)	(5,838)	(362)	80,911	(57,020)
Gross profit	46,884	10,934	6,151	17	(3,285)	60,701
Expenses	(3,117)	(4,143)	(4,406)	(4,551)	−	(16,217)
Selling expenses	(4)	(2,732)	(3,806)	(64)	−	(6,606)
General and administrative expenses	(101)	(417)	(139)	(1,559)	−	(2,216)
Exploration costs	(670)	−	−	−	−	(670)
Research and development expenses	(690)	(8)	(3)	(207)	−	(908)
Other taxes	(98)	(34)	(25)	(538)	−	(695)
Impairment (losses) reversals, net	(21)	−	−	66	−	45
Other income and expenses, net	(1,533)	(952)	(433)	(2,249)	−	(5,167)
Operating income (loss)	43,767	6,791	1,745	(4,534)	(3,285)	44,484
Net finance income (expense)	−	−	−	(9,579)	−	(9,579)
Results of equity-accounted investments	85	(645)	107	(4)	−	(457)
Income (loss) before income taxes	43,852	6,146	1,852	(14,117)	(3,285)	34,448
Income taxes	(14,881)	(2,309)	(593)	6,028	1,117	(10,638)
Net income (loss)	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Net income (loss) attributable to:
Shareholders of Petrobras	28,975	3,837	1,191	(8,135)	(2,168)	23,700
Non-controlling interests	(4)	−	68	46	−	110

Table 19 - Consolidated income by segment – 1Q23

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	81,722	129,052	14,823	388	(86,917)	139,068
Intersegments	80,267	2,462	4,181	7	(86,917)	−
Third parties	1,455	126,590	10,642	381	−	139,068
Cost of sales	(33,143)	(113,603)	(7,621)	(398)	89,008	(65,757)
Gross profit	48,579	15,449	7,202	(10)	2,091	73,311
Expenses	(638)	(6,141)	(4,051)	(2,442)	(23)	(13,295)
Selling expenses	(35)	(2,775)	(3,390)	(121)	(23)	(6,344)
General and administrative expenses	(86)	(405)	(79)	(1,285)	−	(1,855)
Exploration costs	(817)	−	−	−	−	(817)
Research and development expenses	(645)	(10)	(7)	(138)	−	(800)
Other taxes	(90)	(558)	(46)	(345)	−	(1,039)
Impairment (losses) reversals, net	70	(86)	−	−	−	(16)
Other income and expenses, net	965	(2,307)	(529)	(553)	−	(2,424)
Operating income (loss)	47,941	9,308	3,151	(2,452)	2,068	60,016
Net finance income (expense)	−	−	−	(3,200)	−	(3,200)
Results of equity-accounted investments	94	66	23	(2)	−	181
Income (loss) before income taxes	48,035	9,374	3,174	(5,654)	2,068	56,997
Income taxes	(16,300)	(3,165)	(1,071)	2,550	(704)	(18,690)
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net income (loss) attributable to:
Shareholders of Petrobras	31,742	6,209	2,010	(3,169)	1,364	38,156
Non-controlling interests	(7)	−	93	65	−	151

20

Table 20 - Quarterly consolidated income by segment – 4Q23

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	91,760	125,208	14,139	549	(97,398)	134,258
Intersegments	91,140	1,682	4,561	15	(97,398)	−
Third parties	620	123,526	9,578	534	−	134,258
Cost of sales	(37,600)	(114,431)	(7,046)	(568)	98,013	(61,632)
Gross profit	54,160	10,777	7,093	(19)	615	72,626
Expenses	(18,550)	(4,773)	(4,623)	(4,709)	−	(32,655)
Selling expenses	(2)	(2,857)	(3,663)	(61)	−	(6,583)
General and administrative expenses	(169)	(424)	(140)	(1,516)	−	(2,249)
Exploration costs	(766)	−	−	−	−	(766)
Research and development expenses	(830)	(4)	(9)	(218)	−	(1,061)
Other taxes	(413)	(75)	(92)	(636)	−	(1,216)
Impairment (losses) reversals, net	(9,839)	(528)	(397)	1	−	(10,763)
Other income and expenses, net	(6,531)	(885)	(322)	(2,279)	−	(10,017)
Operating income (loss)	35,610	6,004	2,470	(4,728)	615	39,971
Net finance income (expense)	−	−	−	1,368	−	1,368
Results of equity-accounted investments	130	(431)	(34)	(8)	−	(343)
Income (loss) before income taxes	35,740	5,573	2,436	(3,368)	615	40,996
Income taxes	(12,107)	(2,042)	(839)	5,364	(209)	(9,833)
Net income (loss)	23,633	3,531	1,597	1,996	406	31,163
Net income (loss) attributable to:
Shareholders of Petrobras	23,638	3,531	1,523	1,945	406	31,043
Non-controlling interests	(5)	−	74	51	−	120

21

Table 21 - Other income and expenses by segment – 1Q24

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,008)	(129)	(73)	(23)	−	(3,233)
Pension and medical benefits - retirees	−	−	−	(1,531)	−	(1,531)
Losses with legal, administrative and arbitration proceedings	(417)	(476)	(20)	(485)	−	(1,398)
Profit sharing	(354)	(236)	(46)	(237)	−	(873)
Variable compensation programs	(158)	(100)	(22)	(110)	−	(390)
Operating expenses with thermoelectric power plants	−	−	(326)	−	−	(326)
Institutional relations and cultural projects	−	(4)	−	(132)	−	(136)
Expenses with contractual fines received	(30)	−	(53)	−	−	(83)
Gains/(losses) with Commodities Derivatives	−	23	2	−	−	25
Amounts recovered from Lava Jato investigation	−	−	−	26	−	26
Ship/take or pay agreements and fines imposed to suppliers	7	63	158	5	−	233
Results from co-participation agreements in bid areas	237	−	−	−	−	237
Fines imposed on suppliers	242	14	3	17	−	276
Early termination and changes to cash flow estimates of leases	331	9	(5)	7	−	342
Government grants	4	−	3	378	−	385
Reimbursements from E&P partnership operations	774	−	−	−	−	774
Results on disposal/write-offs of assets	683	123	96	(96)	−	806
Others	156	(239)	(150)	(68)	−	(301)
	(1,533)	(952)	(433)	(2,249)	−	(5,167)

Table 22 - Other income and expenses by segment – 1Q23

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,478)	(27)	(54)	(35)	−	(2,594)
Pension and medical benefits - retirees	−	−	−	(1,460)	−	(1,460)
Losses with legal, administrative and arbitration proceedings	(302)	(1,101)	36	48	−	(1,319)
Profit sharing	(73)	(45)	(9)	(53)	−	(180)
Variable compensation programs	(288)	(161)	(36)	(240)	−	(725)
Operating expenses with thermoelectric power plants	−	−	(212)	−	−	(212)
Institutional relations and cultural projects	−	(3)	−	(110)	−	(113)
Expenses with contractual fines received	(11)	8	(318)	−	−	(321)
Gains/(losses) with Commodities Derivatives	−	441	(36)	5	−	410
Amounts recovered from Lava Jato investigation	−	−	−	463	−	463
Ship/take or pay agreements and fines imposed to suppliers	3	58	110	2	−	173
Results from co-participation agreements in bid areas	144	−	−	−	−	144
Fines imposed on suppliers	194	22	−	8	−	224
Early termination and changes to cash flow estimates of leases	439	420	5	4	−	868
Government grants	7	−	−	531	−	538
Reimbursements from E&P partnership operations	835	−	−	−	−	835
Results on disposal/write-offs of assets	2,637	(58)	(39)	37	−	2,577
Others (*)	(142)	(1,861)	24	247	−	(1,732)
	965	(2,307)	(529)	(553)	−	(2,424)
(*) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

22

Table 23 - Other income and expenses by segment – 4Q23

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,559)	(28)	(75)	(27)	−	(2,689)
Pension and medical benefits - retirees	−	−	−	(1,460)	−	(1,460)
Losses with legal, administrative and arbitration proceedings	(201)	(304)	(42)	(66)	−	(613)
Profit sharing	(1,082)	(506)	(134)	(666)	−	(2,388)
Variable compensation programs	161	(7)	25	80	−	259
Operating expenses with thermoelectric power plants	−	−	(273)	−	−	(273)
Institutional relations and cultural projects	−	(6)	−	(330)	−	(336)
Expenses with contractual fines received	(19)	(8)	(173)	−	−	(200)
Gains/(losses) with Commodities Derivatives	−	155	−	(2)	−	153
Amounts recovered from Lava Jato investigation	49	−	−	1	−	50
Ship/take or pay agreements and fines imposed to suppliers	4	48	435	3	−	490
Results from co-participation agreements in bid areas	1,163	−	−	−	−	1,163
Fines imposed on suppliers	216	36	15	36	−	303
Early termination and changes to cash flow estimates of leases	226	34	5	(1)	−	264
Government grants	4	1	−	282	−	287
Reimbursements from E&P partnership operations	705	−	−	−	−	705
Results on disposal/write-offs	803	(116)	22	(9)	−	700
Others	(6,001)	(184)	(127)	(120)	−	(6,432)
	(6,531)	(885)	(322)	(2,279)	−	(10,017)

23

Table 24 - Consolidated assets by segment – 03.31.2024

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	677,994	173,398	35,987	207,948	(28,035)	1,067,292

Current assets	12,240	58,666	2,164	120,929	(28,035)	165,964
Non-current assets	665,754	114,732	33,823	87,019	−	901,328
Long-term receivables	45,407	10,440	403	73,608	−	129,858
Investments	1,692	3,434	762	280	−	6,168
Property, plant and equipment	606,815	100,182	32,279	11,207	−	750,483
Operating assets	520,895	85,994	19,619	8,522	−	635,030
Assets under construction	85,920	14,188	12,660	2,685	−	115,453
Intangible assets	11,840	676	379	1,924	−	14,819

Table 25 - Consolidated assets by segment – 12.31.2023

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888

Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Assets under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726

24

Table 26 - Reconciliation of Adjusted EBITDA by segment – 1Q24

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Net finance income (expense)	−	−	−	9,579	−	9,579
Income taxes	14,881	2,309	593	(6,028)	(1,117)	10,638
Depreciation, depletion and amortization	12,528	3,207	756	157	−	16,648
EBITDA	56,380	9,353	2,608	(4,381)	(3,285)	60,675
Results in equity-accounted investments	(85)	645	(107)	4	−	457
Impairment of assets (reversals), net	21	−	−	(66)	−	(45)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(237)	−	−	−	−	(237)
Results on disposal/write-offs of assets	(683)	(123)	(96)	96	−	(806)
Adjusted EBITDA	55,396	9,875	2,405	(4,347)	(3,285)	60,044

Table 27 - Reconciliation of Adjusted EBITDA by segment – 1Q23

R$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net finance income (expense)	−	−	−	3,200	−	3,200
Income taxes	16,300	3,165	1,071	(2,550)	704	18,690
Depreciation, depletion and amortization	11,502	2,899	643	142	−	15,186
EBITDA	59,537	12,273	3,817	(2,312)	2,068	75,383
Results in equity-accounted investments	(94)	(66)	(23)	2	−	(181)
Impairment of assets (reversals), net	(70)	86	−	−	−	16
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(144)	−	−	−	−	(144)
Results on disposal/write-offs of assets	(2,637)	58	39	(37)	−	(2,577)
Adjusted EBITDA	56,592	12,351	3,833	(2,347)	2,068	72,497

25

Table 28 - Reconciliation of Adjusted EBITDA by segment – 4Q23

$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	23,633	3,531	1,597	1,996	406	31,163
Net finance income (expense)	−	−	−	(1,368)	−	(1,368)
Income taxes	12,107	2,042	839	(5,364)	209	9,833
Depreciation, depletion and amortization	14,050	3,082	687	162	−	17,981
EBITDA	49,790	8,655	3,123	(4,574)	615	57,609
Results in equity-accounted investments	(130)	431	34	8	−	343
Impairment of assets (reversals), net	9,839	528	397	(1)	−	10,763
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(1,163)	−	−	−	−	(1,163)
Results on disposal/write-offs of assets	(803)	116	(22)	9	−	(700)
Adjusted EBITDA	57,533	9,730	3,532	(4,558)	615	66,852

26

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases - An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes - An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases - An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer